NovaMed, Inc.
333 West Wacker Drive
[NovaMed letterhead]	Suite 1010
Chicago, Illinois 60606

	Telelphone:	312-664-4100
	Facsimile:	312-664-4250

July 19, 2010

Correspondence Filed Via Edgar

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C.  20549

Re:	NovaMed, Inc.
SEC Staff Comment Letter dated July 16, 2010

Dear Mr. Reynolds:

The comment letter referenced above requests a response from NovaMed, Inc. within 10 business days or to otherwise convey to you when a response will be provided.  I have spoken with Edwin Kim from your office and indicated to him that we would be able to provide a response no later than August 27, 2010.  We are requesting this 20 business day extension due to our current work load completing our second quarter close, preparing our earnings release and filing our Form 10-Q.  In addition, some of the key personnel involved in preparing our response will be out of the office at various times in August.  The requested extension will provide us with adequate time for the preparation of our response.

The purpose of this letter is to formally request an extension of the deadline for filing our response to August 27, 2010.  We appreciate your consideration of our request.  Please contact me at your earliest convenience by phone (312-780-3234) or by email (smacomber@novamed.com) to let me know if our request is acceptable to you.

Sincerely,

/s/ Scott T. Macomber
Scott T. Macomber
Executive Vice President and Chief Financial Officer